FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2020

BRIDGEWELL PREFERRED INCOME LP

Commission File No. 024-10687

Florida

(State or other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

Office: (407) 447-5000

Email: manager@bridgewellfunds.com

All correspondance:

Kevin Kim, Esq.

GERACI LLP

90 Discovery

Irvine, CA 92618

(949) 379-2600

EMAIL FOR CORRESPONDENCE: k.kim@geracillp.com

Limited Partnership Units and General Partnership Units

 (Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of BridgeWell Preferred Income LP (the “Company,” “BW PI,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in the offering;

●	our ability to purchase suitable loans and real estate to be held by the Company;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary warehouse financing.

BRIDGEWELL PREFERRED INCOME LP

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2020

PART II

BridgeWell Preferred Income LP

Item 1. Business

The Company

BridgeWell Preferred Income LP is a Limited Partnership organized on January 25, 2016 in the state of Florida for the purpose of investing in (1) mortgages secured by real estate and (2) directly in real estate. It is managed by Preferred Income Manager LLC (“PIM” or “Manager”).

The Company was formed to raise up to $50 million under Regulation A Plus from a wide range of individuals, focused equally on individual accredited and non-accredited investors, to acquire loans on non-owner occupied single-family residential properties, as well as real estate to hold for appreciation and/or income production. The fund-raising activity is done through the General Partner, Preferred Income Manager LLC, and is focused primarily on raising funds through investment seminars held in Central Florida.

We operate under the direction of John Parrett, who is the Manager of the General Partner, Preferred Income Manager LLC (“PIM”, “Manager”, or “General Partner”). Mr. Parrett is also the President and CEO of an affiliated company, BridgeWell Capital LLC, which is the originator and servicer of a large percentage of the loans that are purchased by the Company.

We are offering up to $50 million in Class A Interests (the “Interests”) in this offering for $1,000 per unit (the “Offering”). The minimum initial permitted purchase is $10,000. See Item 2 – “Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Overview” for more information concerning the current status of the Offering.

Investment Strategy

The Company invests primarily in mortgage loans secured by mortgages issued to companies whose purpose is to buy, fix and sell, or hold and rent, non-owner occupied single-family residential homes. Depending on favorable market conditions, the Company may invest in small-balance commercial loans as well as new construction loans. The Company also invests directly in real estate development projects with the goal of selling them for retail market value or holding them for appreciation and/or income production. The Company focuses on purchasing loans and real estate primarily in the states of Florida, Georgia, North Carolina, South Carolina, Tennessee and Indiana, although it purchases loans throughout the United States.

The loans that the Company purchases are held by companies (typically LLC’s or Land Trusts) and personally guaranteed by the borrower(s). The Company has the use of a $5 million warehouse line of credit which facilitates the purchase of loans and maximizes fund returns.

Competition

We face a high degree of competition in all areas of our business. These areas include attracting and retaining investor funds, purchasing loans, and purchasing real estate at a competitive price. Competition for investor funds comes from other uninsured products such as mutual funds provided by insurance companies and brokerage firms. Our competition for mortgage loans comes from commercial banks and other private lenders, including some rather large well-organized companies. Our competition for real estate purchases is varied, but includes professional investors, large real estate investment companies, financial institutions, REIT’s, life insurance companies and the like. Our ability to grow and manage our portfolio of loans and real estate depends on the ability of our Manager to navigate the competitive landscape of these industries. We believe our Manager has the extensive experience, knowledge and relationships to effectively compete in our areas of investment.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purposes of investing in a diversified portfolio of first and second mortgage loans that are secured by a deed of trust or mortgage. We focus on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, Indiana, however the Company holds loans throughout the United States. The Company invests in real estate and real estate trusts in select locations with the goal of selling them for retail market value or holding them for appreciation and/or income generation.

As of December 31, 2020, the Company had sold 19,797 Limited Partnership Interests (Units) to Investors ($19.797 million). During 2020, 8.113 Limited Partnership units ($8.1 million) were contributed, while 3.096 ($3.1 million) units were redeemed.

As of December 31, 2020, the Company was invested in $14.6 million in secured mortgage loan notes, $1.96 million in real estate investments, $1.67 million on Real Estate Owned (“REO”) and $1.2 million was being held in cash at a depository insured bank. Of the cash held at December 31, 2020, $841 was “restricted”. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

During the year ended December 31, 2020, the Company generated $1,195,070 in investment income from mortgage loans receivable of $14.6 MM at year end. The Company generated interest income of $3,096 on bank balances held. The Company generated a $9,302 gain from REO retention, and a loss on sale of real estate investments of $35,277. The Company did not pay any servicing fees in 2020, as the loan servicer, BWC, permanently waived their fees in 2020 to order to assist the Company during COVID-19. The Company paid no management fees in 2020, as the General Partner and Manager, PIM, elected to waive permanently the management fees to manage the Company assets in 2020. The waiving of servicing and management fees had a positive impact on earnings for the year 2020. For the year ended December 31, 2020, warehouse credit line fees from the warehouse line were paid by the servicer, while warehouse interest expense amounted to $53,630. General and administrative expenses were $51,679 for the year ended December 31, 2020. These were primarily comprised of advertising costs ($12,435), investor seminars ($4,019) and audit, tax & legal fees ($32,614). Overhead costs in 2020 were approximately half of what they were in 2019, primarily because COVID-19 made it impossible to hold in-person capital-raising seminars. Net income was $1,225,053 for the year ended December 31, 2020.

In addition, as of December 31, 2020, 26 loans amounting to $2,366,966 were in default. As of December 31, 2019, 17 loans amounting to $1,546,607 were in default. Subsequent to year end of 2020, five were paid off ($523,010), three were foreclosed ($178,587) and the remainder is in process of workout or foreclosure. It is presently anticipated that these loans will be resolved between one and three years from the year end of 2020, however, due to COVID restrictions and delay in the court system, Management is uncertain when recovery will occur. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution. Please see Note 3 of the financial statement below.

During the year ended December 31, 2019, the Company generated $1,168,903 in investment income from mortgage loans receivable of $14.53 MM at year end. The Company generated interest income of $10,393 on bank balances held. The Company generated a $5,653 gain on the sale of $155,472 in real estate assets and $34,327 gain on REO retention. The Company had servicing fees of $27,348 to provide monthly servicing to the existing portfolio of mortgage loans receivable, as well as $123,409 in management fees to manage the Company assets throughout the year. For the year ended December 31, 2019, warehouse credit line fees and interest expense from the related party warehouse line of credit amounted to $27,360, and warehouse credit line fees and interest expense from the warehouse line of credit amounted to $80,965. General and administrative expenses were $105,045 for the year ended December 31, 2019. These were primarily comprised of advertising costs ($51,009), Investor Seminars ($16,913) and Audit, Tax & Legal Fees ($33,575). Net income was $830,221 for the year ended December 31, 2019.

Operating Risk

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the financial performance of the Company’s investments will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, the impact of COVID-19 on the financial markets, and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company’s investment results may be materially adversely affected.

Operating functions that have changed due to COVID-19 conditions include site visits, borrower draws, and new loan applications and funding. Foreclosure actions on non-performing loans have been delayed. Permitting, zoning and other issues related to real estate held for development or rehabilitation has been delayed. All of these trends are predicted to continue through the first half of 2021 and in some regions until early 2022. Changes to the operating environment may increase operating costs. Depending on the severity and length of the outbreak, COVID-19 could present uncertainty and risk with respect to the Company, its performance, and its financial results.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million by selling Limited Partnership Interests (Units) to Investors. Most of the capital we raise is invested in secured mortgage notes and income-producing and/or appreciating real estate. In addition, the Company purchases and/or holds real estate that is retained from foreclosures on mortgage loans receivable (“REO” properties)

During the year ended December 31, 2020, the Company raised an additional net $5.0 million in Limited Partnership contributions to end the year at $19.8 million in Limited Partnership capital. The Company’s $5 million warehouse line of credit was utilized from January to April of 2020 with balances ranging from $513 K to $4.1 million. No loans were placed on the credit line during the remainder of 2020 due to COVID-19-related market conditions. At December 31, 2020, the Company was committed to providing an additional $1.16 million in credit line draws on existing rehabilitation loans. Commitments are funded by a combination of collections of mortgage loans receivable and credit line advances.

During the year ended December 31, 2019, the Company raised an additional net $5.92 million in investor contributions to end the year at $14.78 million. The Company also had access to a $2MM related party line of credit for investment purposes, the balance of which ranged from $253,008 to $597,181, and ended the year at $0. The Company’s $5,000,000 line of credit was utilized from May to December of 2019 with balances ranging from $798,647 to $3.70 million, ending the year at $3.70 million. The related party line of credit was subsequently closed due to non-use. At December 31, 2019, the Company was committed to providing an additional $1.97 million in credit line draws on existing rehabilitation loans. Commitments are funded by a combination of contributions, collections of mortgage loans receivable, and warehouse credit line advances.

The Company does not currently have any capital commitments. Should we need more liquid capital, we have established institutional buyers for the type of secured mortgage loans that we hold.

Trend Information

We are closely monitoring the impact of rising interest rates and rates of return on the type of secured mortgage loan notes that the Company purchases. During the reporting period ending December 31, 2020, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

PIM is pursuing the opportunity to diversify into real estate related income, from 100% dependency on secured mortgage notes, to a percentage of the income being derived from income-producing and/or appreciating properties owned by the Company. Therefore, in 2020 the Company purchased $946,155 in REO properties which are in the process of being rehabilitated for the purpose of selling for a profit or holding as long-term rentals.

Investment in the property at 501 Franklin (see below for description and history of the property) increased by $19,350 during fiscal year 2020. This covered maintenance, engineering, and property taxes for the year. These costs were capitalized and are included on the 2020 balance sheet presented below.

Investment in the property at 501 Franklin increased by $646,700 during fiscal year 2019. Of this, $500,000 was used to pay off an existing first mortgage. This allowed for institutional financing of initial development costs. An additional $27,049 was used for interest, $16,268 for insurance and property tax, and the remaining $103,383 for development of the property (i.e., design, engineering, permitting, site work and surveying). These costs were capitalized and are included on the 2019 balance sheet presented below.

In early September 2018, when an undeveloped parcel of land known as 501 Franklin became available, the Company purchased 100% ownership in this property. Preliminary analysis determined that completion of development of this property would likely result in an ongoing 10%+ annual cash-on-cash return. The property has been in engineering and entitlement since late 2015. It is located in an extremely fast-growing area on the western edge of Ocoee, at the intersection of Highway 429 and 436. This particular property is in an exceptionally prime location and is considered a ‘Gateway’ property to the City of Ocoee. It has been approved by the City of Ocoee for an 88,000 square foot mixed-use retail and office center comprising four 2-story buildings on a total of 5.77 acres. The value of the property is increasing substantially due to large new development in the immediate area, the completion of Highway 417 (the western Orlando beltway) and from other rapid development in the surrounding cities of Winter Garden and Ocoee. Property value has also increased significantly subsequent to acquisition by the Company, as full entitlement for the development of 88,000 square feet was finalized post-acquisition. Entitlement is the legal process of obtaining approvals for a specific development plan. The property was acquired by the purchase of 100% of the beneficial interest in the titled owner of the property, 501 Franklin Land Trust LLC, in an affiliated party transaction.

According to the Fund Offering Circular section titled, Policies with Respect to Certain Transactions, affiliated party transactions are authorized. Therefore, it is noted that an affiliated party transaction was conducted in compliance with the Fund Offering Circular section titled, Policies with Respect to Certain Transactions, whereby a mortgage note was executed between the Fund, as the mortgagee, and an affiliated party, Cherry Gap, LLC, the mortgagor.

Item 3. Directors and Officers

Name	Age	Title	Compensation

John Parrett	66	Manager of Preferred Income Manager LLC	$0.00

Biographical information regarding the above individual can be found in our offering circular.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Name of Beneficial Owner	General Partnership Interests	Percent Before Offering	Percent After Offering

Preferred Income Manager LLC	100%	100%	100%
TOTAL	100%	100%	100%

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose of or to direct the disposition of a security), In addition, for the purpose of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of the Offering.

Item 5. Interest of Management and Others in Certain Transactions

See Additional Company Matters in Item 2 above.

Item 6. Other Information

None.

Item 7. Financial Statements

BridgeWell Preferred Income LP

December 31, 2020 and 2019

Audited Financial Statements

BridgeWell Preferred Income LP

December 31, 2020 and 2019

Independent Auditors’ Report

To the Partners

BridgeWell Preferred Income LP

Orlando, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of BridgeWell Preferred Income LP, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of investments, income, changes in partners’ capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to BridgeWell Preferred Income LP’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BridgeWell Preferred Income LP’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall pres entation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Members

BridgeWell Preferred Income LP

Orlando, Florida

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BridgeWell Preferred Income LP as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Schedule - Loan Concentrations and Characteristics is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pleasant Hill, California	Spiegel Accountancy Corp.
May 5, 2021	Certified Public Accountants

BridgeWell Preferred Income LP

Balance Sheets

ASSETS

	December 31,
Assets:	2020	2019
Cash	$1,217,927	$910,837
Restricted Cash	841	500,530
Mortgage Loans Receivable	14,601,375	14,534,214
Real Estate Investments (Cost $3,628,771)	3,628,771	2,581,132
Prepaid Expenses and Other Receivables	279,775	122,174

Total Assets	$19,728,689	$18,648,887

LIABILITIES AND PARTNERS’ CAPITAL

Liabilities:
Accounts Payable and Accrued Liabilities	$88,581	$148,836
Line of Credit	—	3,702,400
Related Party Payable	15,143	194,462

Total Liabilities	103,724	4,045,698

Partners’ Capital	19,624,965	14,603,189

Total Liabilities and Partners’ Capital	$19,728,689	$18,648,887

See Notes to Financial Statements

BridgeWell Preferred Income LP

Statements of Investments

	December 31, 2020		December 31, 2019
	Cost	Fair Value	Cost	Fair Value
Mortgage Loans
Receivable	$14,601,375	$14,601,375	$14,534,214	$14,534,214
Total Mortgage
Loans Receivable	$14,601,375	$14,601,375	$14,534,214	$14,534,214

	December 31, 2020		December 31, 2019
	Cost	Fair Value	Cost	Fair Value
Real Estate Investments:
Real Estate Purchases:
501 Franklin	$1,965,795	$1,965,795	$1,946,445	$1,946,445
Real Estate Owned:
1533 Bridgewater	129,640	129,640	—	—
218 E. Shotwell St.	128,120	128,120	—	—
33 Hickory Dr.	439,202	439,202	—	—
3613 Ale Circle	108,400	108,400	—	—
411 Seffner Valrico	157,090	157,090	109,837	109,837
4611 Colonial Ave.	—	—	265,500	265,500
64 Woodmont	181,177	181,177	—	—
760 Southleaf Dr.	300,203	300,203	259,350	259,350
768 Old Mission	219,144	219,144	—	—

Total Real Estate Investments	$3,628,771	$3,628,771	$2,581,132	$2,581,132

See Notes to Financial Statements

BridgeWell Preferred Income LP

Statements of Income

	Years Ended December 31,
	2020	2019

Income:
Interest Income	$1,324,029	$1,179,296
Payoff Fees & Rebates	32,308	—
(Loss) Gain on Sale of Real Estate Investment	(35,277)	5,653
Gain on Real Estate Owned Retention	9,302	34,327

Total Revenue	1,330,362	1,219,276

Expenses:
Servicing Fees	—	27,348
Management Fees	—	123,409
Warehouse Credit Line Fees and Interest	53,630	108,325
General & Administrative Expenses	51,679	105,045
Write-Off of Deferred Management Fees	—	24,928

Total Expenses	105,309	389,055

Net Income	$1,225,053	$830,221

See Notes to Financial Statements

BridgeWell Preferred Income LP

Statements of Changes in Partners’ Capital

	Partners		Syndication
	Limited	General	Fees	Total

Balance at December 31, 2018	$8,880,566	$51,600	$(247,038)	$8,685,128

Contributions	7,256,223	18,585	—	7,274,808

Distributions & Withdrawals	(2,168,383)	(18,585)	—	(2,186,968)

Net Income	811,636	18,585	—	830,221

Balance at December 31, 2019	$14,780,042	$70,185	$(247,038)	$14,603,189

Contributions	8,113,104	4,642	—	8,117,746

Distributions & Withdrawals	(4,316,381)	(4,642)	—	(4,321,023)

Net Income	1,220,411	4,642	—	1,225,053

Balance at December 31, 2020	$19,797,176	$74,827	$(247,038)	$19,624,965

See Notes to Financial Statements

BridgeWell Preferred Income LP

Statements of Cash Flows

	Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities:
Net Income	$1,225,053	$830,221
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
Net Loss (Gain) on Sale of Real Estate Investment	—	(5,653)
Net Loss (Gain) on Sale of Real Estate Owned	35,277	—
Net Gain on Real Estate Owned Retention	(9,302)	(34,327)
Change in Operating Assets & Liabilities:
Mortgage Loans Receivable	(311,253)	(7,619,704)
Prepaid Expenses and Other Receivables	(157,601)	(41,541)
Accounts Payable and Accrued Liabilities	(60,255)	148,836
Related Party Payable	(179,319)	49,940
Net Cash Provided by (Used) in Operating Activities	542,600	(6,672,228)

Cash Flows from Investing Activities:
Purchase of REOs	(946,155)	(640,700)
Proceeds from Sale of REOs	445,183	165,842
Capital Improvement - Real Estate Purchases	(19,350)	—
Capital Improvements - REOs	(309,200)	—
Net Cash Used in Investing Activities	(829,522)	(474,858)

Cash Flows from Financing Activities:
Net (Repayments) Proceeds from Line of Credit	(3,702,400)	3,309,887
Contributions	8,117,746	7,274,808
Withdrawals & Distributions	(4,321,023)	(2,186,968)
Net Cash Provided by Financing Activities	94,323	8,397,727

Net (Decrease) Increase in Cash	(192,599)	1,250,641

Cash and Restricted Cash - Beginning of Year	1,411,367	160,726

Cash and Restricted Cash - End of Year	$1,218,768	$1,411,367

Supplemental Disclosure of Cash Flow Information:
Cash Paid for LOC Interest	$53,630	$95,630
Non-Cash transactions:
Conversion of Mortgage Loans Receivable to Real Estate Owned	$244,092	$600,360

See Notes to Financial Statements

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (“Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is Preferred Income Manager LLC (“PIM”, “General Partner” or “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, and private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in the Southeast. Mortgage loans acquired by the Company are primarily originated by BridgeWell Capital LLC (“BWC”), an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BWC also services the loans pursuant to a Master Note Servicing Agreement. The Company focuses on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, and Indiana. However, the Company holds loans throughout the United States.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

The Company’s commercial investment operations commenced upon receiving authority to issue Limited Partnership Units as discussed below.

General Company Provisions

The Company is managed by PIM. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received qualification from the U.S. Securities and

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1-	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Partnership Units (continued)

Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of December 31, 2020 and 2019, the number of outstanding Limited Partnership Units were 19,797 and 14,780, respectively.

On January 7, 2020, the Company filed a Post-Qualification Amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company is permitted to continue to offer and sell the securities until the earlier of the qualification date of the new offering circular or the one hundred eighty (180) calendar days after the third anniversary of the initial qualification date of the prior offering circular, i.e. July 30, 2021. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of December 31, 2020 and 2019, the number of General Partnership Units were 74,827 and 70,185, respectively.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program; however, no Limited Partnership Unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. Each calendar quarter, the Company will only redeem Limited Partnership Units up to 10% of the value of the total outstanding capital of the partnership as of December 31 of the prior year.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

●	Losses are allocated pro-rata to Limited Partners.

●	Profits are allocated pro-rata to Limited Partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation, and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Regulation A filing.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (continued)

accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of December 31, 2020, there are certain loans that have terms of two to 30 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (continued)

losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans considering historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of December 31, 2020 and 2019, there were no allowances for loan losses recorded.

Real Estate Investments

Real Estate Purchases

The Company invests in real estate and real estate trusts in select locations, and then redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Real estate investments also include purchases of real estate owned (“REO”) properties from individual or institutional investors. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments to be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management can make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized gains or losses are recorded in operating income or expense.

Foreclosed Assets (Real Estate Owned)

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at fair value, and the gain or loss on foreclosure is recorded in operating income or expense

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Investments (continued)

Foreclosed Assets (Real Estate Owned) (continued)

Improvements are capitalized as incurred. Following foreclosure, valuations are periodically performed with any subsequent write-downs recorded as a separate valuation allowance against real estate owned and charged to other operating expenses.

Subsequent increases to real estate owned are recorded as unrealized gains when any rehabilitation improvements to the property are close to completion and management can make an assessment of fair value.

The maintenance of the real estate owned for which rent is collected, is expensed as incurred. The maintenance of real estate owned that does not have rent collected is capitalized. The Company actively works to sell, or prepare for sale, the acquired real estate, and gain and loss on these dispositions are recorded in operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of sale and potential financing.

While the Company holds real estate properties, it may rent them on a month-to-month basis. Rental income is considered incidental. Therefore, rental income is recorded as received and no depreciation expense is recorded during the current year.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement. Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement.

Gain or loss on sale of real estate investment is recognized when a mortgage loan is converted to an REO, during periodic re-valuations, and at the time of sale of the asset.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are based on either observable prices for identical assets or liabilities in inactive markets; observable prices for similar assets or liabilities; or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own financial model using assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. See Valuation and Process Techniques below.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Valuation Process and Techniques (continued)

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost, which is considered fair value. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations or market estimates from third parties. Investments are classified as Level 3. Foreclosed real estate, or real estate owned, is reported at the property’s estimated fair value less estimated costs to sell based on its appraised value at the time of foreclosure. Subsequent changes in value are recorded based on the current appraised value as further discussed in the Real Estate Investments section.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2020 and 2019, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2020, there are 3 years open to examination by the Internal Revenue Service and various for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 were $12,436 and $51,010, respectively. These balances are included in General & Administrative Expenses on the accompanying statements of income.

Recently Issued Accounting Pronouncements

Accounting Standard Issued but Not Yet Effective

Credit Losses – In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326), and was clarified by FASB ASU 2019-04, Codification Improvements, and FASB ASUs 2019-05 and 2019-11, Targeted Transition Relief and Clarification. Prior to this pronouncement, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement also allows for the irrevocable election of the fair value measurement for certain financial assets. Management is in the process of evaluating this guidance but does not believe it will have a significant impact on the financial statements of the Company. The effective date of FASB ASUs 2018-19 and 2019-10, Codification Improvements to Topic 326, Financial Instruments – Credit Losses have been deferred until interim and annual periods beginning after December 15, 2022.

Accounting Standard Issued and Adopted

Fair Value Measurement – In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliations of Level 1, 2 and 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management has adopted the guidance and it has not had a significant impact on the financial statements of the Company.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 2 -	CASH CONCENTRATION (CONTINUED)

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 -	MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 5.25% to 14.95% per annum with either a balloon payment due at maturity or periodic amortizing payments. Loans that are past maturity generally bear interest at 18.00%. Notes have maturity dates through April 2050.

At December 31, 2020, mortgage loans receivable mature as follows:

Years Ending December 31,	Amount
2021	$10,338,877
2022	1,147,215
2023	625,000
2024	—
2025	—
Thereafter	2,490,283
Total	$14,601,375

Rehabilitation Loans

As of December 31, 2020, the Company has outstanding rehabilitation loans of $2,324,241, with a commitment to fund an additional $1,164,003. As of December 31, 2019, the Company had outstanding rehabilitation loans of $7,021,628, with a commitment to fund an additional $1,970,082. Commitments are funded by a combination of contributions, collections of mortgage loans receivable and warehouse credit line advances.

Loan Modifications

No loans were modified for the years ended December 31, 2020 and 2019.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 3-	MORTGAGE LOANS RECEIVABLE (CONTINUED)

Loans in Default

As of December 31, 2020, 26 loans amounting to $2,366,966 were in default. Subsequent to year end, five were paid off ($523,010), three were foreclosed ($178,587), and the remainder were still in process. Management does not anticipate that the Company will incur losses related to the disposition of these loans. As of December 31, 2019, 17 loans amounting to $1,546,607 were in default.

The Company does not accrue interest owed on past due loans. Loans are restored to accrual status when interest payments are brought current. The exception to this is accrued interest on purchased non-performing loans. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. The interest accrued on non-performing loans in 2020 was $125,863. There was no interest accrued on non-performing loans in 2019.

NOTE 4 -	LINE OF CREDIT

In 2020 and 2019, the Company had a $5,000,000 dedicated warehouse line of credit. The Line of Credit agreement had a variable rate of interest based on WSJ Prime plus 2.00% with a minimum interest rate of 7.25%. At December 31, 2020 and 2019, the borrowing rate was 7.25%. No loans were placed on the warehouse line after March 2020 due to COVID-19-related market conditions. Management has renewed the warehouse credit line through April 2022.

NOTE 5 -	RELATED PARTY TRANSACTIONS

Management Fees

Due to the effects of COVID-19 on the financial markets in which the Company operates, the Manager agreed to permanently waive all management fees for the year ended December 31, 2020.

PIM earned $123,408 in management fees for the year ended December 31, 2019, of which $113,408 is included in related party payable on the accompanying balance sheets.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 5 -	RELATED PARTY TRANSACTIONS (CONTINUED)

Servicing Fees

Due to the effects of COVID-19 on the financial markets in which the Company operates, BridgeWell Capital LLC (“BWC”) permanently waived all servicing fees for the year ended December 31, 2020.

BWC earned $27,348 in servicing fees for the year ended December 31, 2019, all of which were included in related party payable on the accompanying balance sheets.

Related Party Payable

For the year ended December 31, 2020, BWC provided operational support activities that amounted to $31,036 for activities related to raising capital, audit, legal and tax services, and REO advances, of which $30,000 was paid back by the Company in 2020, and all of which were included in related party payable on the accompanying balance sheet. The Company received loan payoff fee income from BWC in the amount of $29,619 all of which was included in related party payable on the accompanying balance sheet. The balance of related party payable at December 31, 2020 was $15,143.

For the year ended December 31, 2019, BWC provided $59,184 for activities related to raising capital, such as advertising and investor seminars, all of which were included in related party payable on the accompanying balance sheet. The Company paid back BWC $150,000 of the related party payable during the year ended December 31, 2019. This repayment included the $10,000 advance from the General Partner in 2018, which was made to cover costs associated with syndication. These repayments are reflected in the related party payable on the accompanying balance sheet at December 31, 2019.

REO Purchases

In 2020, the Company purchased 3 REO properties from related parties in the amount of $637,444. In 2019, no REO properties were purchased from related parties.

Investments

The General Partner’s equity investment in the Company was $74,827 and $70,185 at December 31, 2020 and 2019, respectively.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 6 -	FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

	2020
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$14,601,375
Real Estate Purchases	—	—	1,965,795
Real Estate Owned	—	—	1,662,976
	$—	$—	$18,230,146

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

	2019
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$14,534,214
Real Estate Purchases	—	—	1,946,445
Real Estate Owned	—	—	634,687
	$—	$—	$17,115,346

For the year ended December 31, 2020, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$14,534,214	$2,581,132
Purchases	10,060,787	955,457
Conversion of Mortgage Loans
Receivable to REOs	—	244,092
Capital Improvements	—	328,550
Unrealized Fair Value
Adjustment	—	—
Payoffs or Sales	(9,993,626)	(480,460)
Total	$14,601,375	$3,628,771

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 6 -	FAIR VALUE MEASUREMENTS (CONTINUED)

For the year ended December 31, 2019, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$7,514,870	$1,465,934
Purchases	12,721,831	640,700
Conversion of Mortgage Loans
Receivable to REOs	—	634,687
Unrealized Fair Value
Adjustment	—	—
Payoffs or Sales	(5,702,487)	(160,189)
Total	$14,534,214	$2,581,132

Due to their short-term nature, the carrying values of cash, accounts payable and accrued liabilities, line of credit and related party payable approximate their fair values at December 31, 2020 and 2019.

NOTE 7 -	CONTINGENT LIABILITIES AND RISK

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At December 31, 2020 and 2019, there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

Operating Risk

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the financial performance of the Company’s investments will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, impact of COVID-19 on the financial markets, and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company’s investment results may be materially adversely affected.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 8 -	RECLASSIFICATIONS

Reclassifications

Reclassifications have been made to the prior year financial statements to conform to the classifications used in the current year financial statements. These reclassifications have no effect on prior year income.

NOTE 9 -	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 5, 2021, the date the financial statements were available to be issued, and the following events are noted:

Investment Capital

From January 1, 2020 through April 30, 2021 the Company issued an additional 1,492.3 Limited Partnership Units for $1,492,361 and returned 864.6 Limited Partnership Units for $864,628.

BridgeWell Preferred Income LP

Supplemental Schedule - Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust. Outstanding loan charactersitics are as follows at December 31:

Number of Secured Loans Outstanding	2020	2019
Total Secured Loans Outstanding	120	175
Average Secured First Loan Outstanding	$14,601,375	$14,534,214
Average Secured Second Loan Outstanding	$149,088	$136,897
Average Secured Loan as Percent of Total Secured Loans	$52,348	$51,543
Average Secured Loan as Percent of Partners’ Capital	1.38%	1.30%
Largest Secured Loan Outstanding	1.03%	1.29%
Largest Secured Loan as Percent of Total Secured Loans	$477,168	$474,500
Largest Secured Loan as Percent of Partners’ Capital	3.27%	3.26%
Number of Counties Where Secured Loans are Located	2.43%	3.25%
	50	67
The following categories of secured loans were held:
First Trust Deeds	$12,821,554	$8,761,394
Second Trust Deeds	1,779,821	5,772,820
Total	$14,601,375	$14,534,214

The following types of secured loans were held:
Single-Family Residential	$14,112,215	$14,534,214
Small Commercial	489,160	—
Total	$14,601,375	$14,534,214

See Notes to Financial Statements

Item 8. Exhibits

1.	Articles of Organization *
2.	Partnership Agreement *
3.	Subscription Agreement *
4.	Consent
5.	Opinion re: Legality *
6.	Tax Opinion
7.	Note Servicing Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BridgeWell Preferred Income LP

/s/ John Parrett
John Parrett, Manager of BridgeWell Preferred Manager LLC
Manager
May 6, 2021